Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Nine Months Ended
	September 30, 2002	2001	2000	1999	1998	1997
Earnings:
Income from continuing operations before income taxes	$261,232	$297,534	$273,429	$322,582	$256,305	$147,682
Interest expense (excluding capitalized interest) (1)	3,296	5,691	11,900	8,852	8,672	7,411
Portion of rent expense under long-term operating leases representative of an interest factor	2,408	3,540	3,520	7,728	8,859	8,732

Total earnings	$266,936	$306,765	$288,849	$339,162	$273,836	$163,825

Fixed charges:
Interest expense (including capitalized interest) (1)	3,356	5,691	$11,900	$9,925	$10,063	$8,331
Portion of rent expense under long-term operating leases representative of an interest factor	2,408	3,540	3,520	7,728	8,859	8,732

Total fixed charges	$ 5,764	$9,231	$15,420	$17,653	$18,922	$17,063

Ratio of earnings to fixed charges	46.3	33.2	18.7	19.2	14.5	9.6

(1)	Includes amortization of debt issuance costs.